SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 12, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                   Form 20-F X                  Form 40-F
                            ---                          ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes                          No  X
                      ---                          ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes                          No  X
                      ---                          ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                          No X
                      ---                         ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated February 12, 2004, announcing the Company's and The Boeing Company's acceleration of the development of the Company's integrated, version 5 Product Lifecycle Management platform.

[DASSAULT LOGO] [GRAPHIC OMITTED]                 [BOEING LOGO][GRAPHIC OMITTED]

                     Dassault Systemes and Boeing - Partners
                        in Innovation for 7E7 Dreamliner

          Companies accelerate collaboration on Dassault Systemes' PLM
       Version 5 suite - specialized digital tools required for creation of revolutionary airplane and its development environment

Paris, France and Seattle, U.S.A. - February 12, 2004 - Dassault Systemes (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA) and The Boeing Company (NYSE:
BA) are accelerating development of Dassault Systemes' integrated, version 5 Product Lifecycle Management (V5 PLM) platform. The enhanced PLM solutions will enable Boeing and its partners to implement the digital tools and processes necessary to meet the challenges of the technologically advanced 7E7.

Working together, Boeing and Dassault Systemes are creating a virtual development workspace known as the 7E7 Global Collaboration Environment (GCE). In this virtual environment, Boeing will design, build and test every aspect of the 7E7 airplane and its manufacturing processes digitally before production begins using the full suite of Dassault Systemes' PLM software solutions.

With the GCE, Boeing and Dassault Systemes are providing the 7E7 team with the tools, technologies and processes that will make it easy for people around the globe to work together in real time. Contributing to the Global Collaboration Environment, Dassault Systemes' solutions (CATIA, DELMIA, ENOVIA, and SMARTEAM) will provide a fully distributed, worldwide collaborative workspace that integrates all 7E7 program partners into a single, seamless community. In addition, Dassault Systemes PLM Practices will ensure consistent development methodologies across the GCE.

"Boeing and Dassault Systemes employees are working together daily to define and develop the software and business processes that will become the 7E7 Global Collaboration Environment," said Frank Statkus, vice president 7E7 Advanced Technology, Boeing. "This environment will enable our company to coordinate the development efforts of its virtual enterprise, business partners and suppliers around the world."

The 7E7 will be the most advanced and efficient commercial airplane in its class and will set new standards for environmental responsibility and passenger comfort. To achieve this goal, Dassault Systemes, its CAA* partners, and Boeing are extending the V5 PLM suite in order to dramatically transform the way Boeing designs, simulates, assembles and manufactures the 7E7.

"The 7E7 airplane we are offering our customers is the first airplane of the second century of flight. It will offer airlines improved operating economics and give passengers a better flying experience," said Statkus. "This requires a new business model for Boeing and its partners, a business model based on a global, virtual work environment that operates 24 hours a day, year round. Our new business model is designed to improve every aspect of the product life cycle -design and manufacturing, the ownership experience, and the flying experience. Dassault Systemes is the partner we've selected to help us create and deploy the Global Collaboration Environment."

"The 7E7 project represents a gigantic step forward for Dassault Systemes," said Bernard Charles, president and CEO, Dassault Systemes. "Boeing's adoption of the entire V5 PLM portfolio to develop this remarkable aircraft will help Boeing redefine the airplane manufacturing business and will demonstrate to corporations around the world how PLM transforms product development and enables new levels of innovation and end-to-end productivity."

                                       ###

* CAA V5 - Component Application Architecture Version 5 is Dassault Systemes' open development platform.

About Boeing
The Boeing Company, headquartered in Chicago, Ill., is the most successful manufacturer of commercial jetliners, military aircraft and satellites, and it provides a full range of lifecycle support for these and other products. The company is also a global market leader in missile defense, human space flight and launch services. Boeing capabilities also include financial services, advanced information and communications systems.
For more information, visit http://www.boeing.com
                            ---------------------

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. *CAA (Component Application Architecture) Version 5 is Dassault Systemes' comprehensive and open development platform. For more information, visit http://www.3ds.com
                   ------------------

Boeing Press Contact:              Dassault Systemes Press Contacts     Dassault Systemes Investor Contacts
Lori Gunter                        Anthony Marechal                     Emma Rutherford, Harriet Keen
+1 425 717 0571                    +33 1 55 49 84 21                    Financial Dynamics
loretta.m.gunter@boeing.com        anthony_marechal@ds-fr.com           +44 207 831 3113
---------------------------        --------------------------

                                   Derek Lane (Americas)
                                   +1 818 673 2243
                                   derek_lane@ds-us.com
                                   --------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: February 12, 2004              By: /s/ Thibault de Tersant
                                                  -----------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration